FEDERAL INSURANCE COMPANY

Endorsement No:	5

Bond Number:	81598857

NAME OF ASSURED: THE VANTAGEPOINT FUNDS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Growth Fund Investor Shares
Growth Fund T Shares
Aggressive Opportunities Fund Investor Shares
Aggressive Opportunities Fund T Shares
International Fund Investor Shares
International Fund T Shares
Growth & Income Fund Investor Shares
Growth & Income Fund T Shares
Equity Income Fund Investor Shares
Equity Income Fund T Shares
Diversifying Strategies Fund T Shares
Select Value Fund Investor Shares
Select Value Fund T Shares
Discovery Fund Investor Shares
Discovery Fund T Shares

Inflation Focused Fund Investor Shares
Inflation Focused Fund T Shares

Overseas Equity Index Fund CLASS I
Overseas Equity Index Fund CLASS II
Overseas Equity Index Fund T Shares
Broad Market Index Fund CLASS I
Broad Market Index Fund CLASS II
Broad Market Index Fund T Shares
500 Stock Index Fund CLASS I
500 Stock Index Fund CLASS II
500 Stock Index Fund T Shares
Core Bond Index Fund CLASS I
Core Bond Index Fund CLASS II
Core Bond Index Fund T Shares
Mid/Small Company Index Fund CLASS I
Mid/Small Company Index Fund CLASS II
Mid/Small Company Index Fund T Shares
Model Portfolio All-Equity Growth Fund Investor M Shares
Model Portfolio All-Equity Growth Fund TM Shares
Model Portfolio Long-Term Growth Fund Investor M Shares
Model Portfolio Long-Term Growth Fund TM Shares
Model Portfolio Traditional Growth Fund Investor M Shares
Model Portfolio Traditional Growth Fund TM Shares

Model Portfolio Conservative Growth Fund Investor M Shares
Model Portfolio Conservative Growth Fund TM Shares
Low Duration Bond Fund Investor Shares
Low Duration Bond Fund T Shares

High Yield Fund T Shares

Milestone Retirement Income Fund Investor M Shares
Milestone Retirement Income Fund TM Shares
Milestone 2010 Fund Investor M Shares
Milestone 2010 Fund TM Shares
Milestone 2015 Fund Investor M Shares
Milestone 2015 Fund TM Shares
Milestone 2020 Fund Investor M Shares
Milestone 2020 Fund TM Shares
Milestone 2025 Fund Investor M Shares
Milestone 2025 Fund TM Shares
Milestone 2030 Fund Investor M Shares
Milestone 2030 Fund TM Shares
Milestone 2035 Fund Investor M Shares
Milestone 2035 Fund TM Shares
Milestone 2040 Fund Investor M Shares
Milestone 2040 Fund TM Shares
Milestone 2045 Fund Investor M Shares
Milestone 2045 Fund TM Shares
Milestone 2050 Fund Investor M Shares
Milestone 2050 Fund TM Shares

This Endorsement applies to loss discovered after 12:01 a.m. on May 1, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 21, 2014

ICAP Bond
Form 17-02-0949 (Ed. 1-97)	Page 2